19.7 Exhibit 7 Ratio of earnings to fixed charges

19 Exhibits 19.7 - 19.7

Unaudited calculation of ratio of earnings to fixed charges

in millions of euros unless otherwise stated

	2007	2008	2009	2010	2011
Income(loss) before taxes	4,628	384	498	1,959	(509)
Fixed charges	391	355	419	366	356
Dividend received from associates	48	66	35	19	44

Total earnings	5,067	804	952	2,344	(110)

Interest paid to third party on loans and borrowings	278	243	294	263	245
Costs related to indebtedness	10	9	10	16	14
Interest included in capital lease payments	1	3	3	2	3
One third of rental expense (being that portion of rental expense representative of the interest factor)	101	99	112	84	94

Total fixed charges	391	355	419	366	356

Ratio of earnings to fixed charges	13.0	2.3	2.3	6.4	466	1)

1)	The dollar amount of the deficiency